UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29186/March 24, 2010

In the Matter of   :
                                      :
T FUNDS INVESTMENT TRUST   :
555 South Flower St.   :
Suite 3300   :
Los Angeles, CA 90071   :
                                      :
(811-21655)   :
                                      :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

T Funds Investment Trust filed an application on December 24, 2009, and amended on February 19, 2010, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On February 26, 2010, a notice of filing of the application was issued (Investment Company Act Release No. 29161). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary